UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April, 2013.

Commission File Number 001-13896

Elan Corporation, plc
(Translation of registrant’s name into English)

Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report of Foreign Issuer on Form 6-K is incorporated by reference into the Post-Effective Amendments on Forms F-3 and S-8 to the Registration Statement on Form F-3 of Elan Corporation, plc (Registration No. 333-100252), the Registration Statements on Form S-8 of Elan Corporation, plc (Registration Nos. 333-100556, 333-07361, 333-121021, 333-135184, 333-135185, 333-154573, 333-181971 and 333-181973).

Elan Corporation, plc
Extraordinary General Meeting (“EGM”) - 12 April 2013
Proxy Voting on Resolution

Resolution	Total Voted(1)	Vote For	Vote Against	Vote Withheld(2)

“THAT the transactions to be entered into by the Company and/or any subsidiary (as such expression is defined by Section 155 of the Companies Act, 1963) of the Company in connection with a tender offer for the Company’s Ordinary Shares, as fully described or referred to in the circular to the Company’s shareholders dated 11 March 2013 (the “Tender Offer”), be approved and that subject to and for the purposes of the Companies Act, 1990, the Company and/or any subsidiary be and are hereby generally authorised in accordance with Section 215 of the Companies Act, 1990 to make one or more market purchases (within the meaning of Section 212 of the Companies Act, 1990) of the Company’s Ordinary Shares pursuant to, for the purpose of, or in connection with, the Tender Offer, provided that

(i) the maximum aggregate number of Ordinary Shares hereby authorised to be purchased is 88,888,888;
(ii) the minimum price which may be paid per Ordinary Share purchased pursuant to the authority hereby conferred is US$11.25;
(iii) the maximum price which may be paid per Ordinary Share purchased pursuant to the authority hereby conferred is US$13.00;
(iv) this authority hereby conferred shall expire on 12 October, 2013 unless previously varied revoked or renewed;
(v) this authority hereby conferred is in addition to any authority previously conferred to make market purchases; and
(vi) the Company or any subsidiary may before such expiry enter a contract for the purchase of Ordinary Shares which would or might be wholly or partly executed after such expiry and may make a purchase of Ordinary Shares pursuant to any such contract as if the authority hereby conferred had not expired.”
	339,960,071	337,381,119	2,578,022	5,427,181

(1)	The total number of shares in respect of which proxy appointments have been validly made includes votes for, against, and discretionary proxies in favour of the Chairman.
(2)	A ‘vote withheld’ is not a vote in law and is not counted in the calculation of the outcome of the resolutions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELAN CORPORATION, PLC

By:	/s/ William F. Daniel
	Name:	William F. Daniel
	Title:	Executive Vice President and Company Secretary

Dated:	April 16, 2013